UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated 19 September 2014
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN POST-EFFECTIVE AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-179953) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c.,THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Legal Proceedings Update

On 4 September 2014, the United States District Court for the Eastern District of Louisiana found BP Exploration & Production Inc. (“BPXP”) grossly negligent with respect to the Gulf of Mexico oil spill and that BPXP’s activities at the Macondo well amounted to willful misconduct. BPXP strongly disagrees with the decision and will immediately appeal to the United States Court of Appeals for the Fifth Circuit. BPXP believes that the finding that it was grossly negligent and that its activities at the Macondo well amounted to willful misconduct is not supported by the evidence at trial.  The law is clear that proving gross negligence is a very high bar that was not met in this case.  BPXP believes that an impartial view of the record does not support the erroneous conclusion reached by the District Court.

The Court has not yet ruled on the number of barrels spilled and no penalty has yet been determined. The District Court will hold additional proceedings, which are currently scheduled to begin in January 2015, to consider the application of statutory penalty factors in assessing a per-barrel Clean Water Act penalty.  The Clean Water Act requires the District Court to consider a number of factors in determining an appropriate penalty.  The statutory maximum penalty is $1,100 per barrel where the court finds simple negligence and $4,300 per barrel where the court finds gross negligence or willful misconduct.  During the penalty proceedings, BPXP will seek to show that its conduct merits a penalty that is less than the applicable maximum after application of the statutory factors.

Credit Ratings Update

Following the 4 September 2014 ruling by the District Court described above, on 8 September 2014, Moody’s Investors Service Ltd affirmed the A2 long-term debt rating of BP p.l.c and BP Capital Markets, but changed the outlook to negative and on 9 September 2014, Standard & Poor’s Ratings Services affirmed the A long-term and A-1 short-term credit ratings, but revised the outlook of BP p.l.c to stable from positive.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c. (Registrant)

Dated: 19 September 2014	/s/ J. Bertelsen
J BERTELSEN
Deputy Secretary